Exhibit 2.2

DESCRIPTION OF SECURITIES OF SAI.TECH GLOBAL CORPORATION

A summary of the material provisions governing SAI’s share capital. This summary is not complete and should be read together with SAI’s Amended and Restated Memorandum and Articles of Association.

SAI is a Cayman Islands exempted company with limited liability and immediately following consummation of the Business Combination its affairs will be governed by the Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

SAI’s authorized share capital consists of 350,000,000 shares of a par value of $0.0001 each, consisting of 328,320,295 SAI Class A ordinary shares, 9,630,634 convertible SAI Class B ordinary shares and 10,000,000 preference shares. All SAI ordinary shares issued and outstanding at the consummation of the Business Combination were fully paid and non-assessable.

The following are summaries of material provisions of the Amended and Restated Memorandum and Articles of Association and the Companies Act (As Revised) of the Cayman Islands, as amended, modified, re-enacted or replaced (the “Companies Act”), insofar as they relate to the material terms of the SAI ordinary shares.

Ordinary Shares

General

Holders of SAI Class A ordinary shares and SAI Class B ordinary shares generally have the same rights except for voting, conversion and director appointment and removal rights. SAI maintains a register of its shareholders and a shareholder is only entitled to a share certificate if the board of directors of SAI resolves that share certificates be issued.

Risheng Li controls the voting power of all of the outstanding SAI Class B ordinary shares. Although Mr. Li controls the voting power of all of the outstanding SAI Class B ordinary shares, his control over those shares is not permanent and is subject to reduction or elimination at any time or after certain periods as a result of a variety of factors. As further described below, upon any transfer of SAI Class B ordinary shares by a holder thereof to any person which is not a permitted transferee under the Amended and Restated Memorandum and Articles of Association, those SAI Class B ordinary shares will automatically and immediately convert into SAI Class A ordinary shares. In addition, all Class B ordinary shares will automatically convert to SAI Class A ordinary shares in certain other circumstances described below in “— Optional and Mandatory Conversion.”

Dividends

The holders of SAI ordinary shares are entitled to such dividends as may be declared by the Board as it may, in its discretion, lawfully declare from time to time. SAI Class A ordinary shares and SAI Class B ordinary shares rank equally as to dividends and other distributions. The Amended and Restated Memorandum and Articles of Association provides that dividends may be declared and paid out of our profits, realized or unrealized, out of the share premium account or as otherwise permitted by law. No dividend may be made on any SAI Class A ordinary shares unless a dividend in equal proportion is made on the SAI Class B ordinary shares. Except as otherwise provided by the rights attached to any SAI ordinary shares, dividends and other distributions may be paid in any currency. Our Board o may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

Voting Rights

In respect of all matters upon which holders of SAI ordinary shares are entitled to vote, each SAI Class A ordinary share is entitled to one vote and each SAI Class B ordinary share is entitled to ten votes. Voting at any meeting of shareholders will be by show of hands unless a poll is demanded.

SAI Class A ordinary shares and SAI Class B ordinary shares vote together on all matters, except that we will not, without the approval of holders of a majority of the voting power of the SAI Class B ordinary shares, voting exclusively and as a separate class:

●	increase the number of authorized SAI Class B ordinary shares;

●	issue any SAI Class B ordinary shares or securities convertible into or exchangeable for SAI Class B ordinary shares, other than to Risheng Li or his affiliates;

●	create, authorize, issue, or reclassify into, any preference shares in the capital of SAI or any shares in the capital of SAI that carry more than one vote per share;

●	reclassify any SAI Class B ordinary shares into any other class of shares or consolidate or combine any SAI Class B ordinary shares without proportionately increasing the number of votes per SAI Class B ordinary share; or

●	amend, restate, waive, adopt any provision inconsistent with or otherwise alter any provision of the Amended and Restated Memorandum and Articles of Association relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the SAI Class B ordinary shares.

An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast, including by all holders of a specific class of shares, if applicable, while a special resolution will require not less than two-thirds of votes cast.

Optional and Automatic Conversion

Each SAI Class B ordinary share is convertible into one SAI Class A ordinary share at any time at the option of the holder thereof. SAI Class A ordinary shares are not convertible into SAI Class B ordinary shares under any circumstances.

Upon any transfer of SAI Class B ordinary shares by a holder thereof to any person which is not a permitted transferee of such holder under the Amended and Restated Memorandum and Articles of Association, each such SAI Class B ordinary share will automatically and immediately convert into one SAI Class A ordinary share. In case of any transfer of SAI Class B ordinary shares to a person who at any later time ceases to be a permitted transferee under the Amended and Restated Memorandum and Articles of Association, we may refuse registration of any subsequent transfer except back to the transferor of such SAI Class B ordinary shares, and otherwise, such SAI Class B ordinary shares will automatically and immediately convert into an equal number of SAI Class A ordinary shares.

Each SAI Class B ordinary share will automatically convert into one SAI Class A ordinary share (as adjusted for share splits, share combinations and similar transactions) on the earliest to occur of 5:00 p.m., Cayman Islands time:

●	on the first anniversary of Mr. Li’s death or incapacity; or

●	on a date determined by the board of directors of SAI during the period commencing 90 days after, and ending 180 days after, the date on which Mr. Li is terminated for cause (and in the event of a dispute regarding whether there was cause, cause will be deemed not to exist unless and until an affirmative ruling regarding such cause has been made by a court or arbitral panel of competent jurisdiction, and such ruling has become final and non-appealable).

Transfer of Ordinary Shares

Subject to applicable laws, including securities laws, and the restrictions contained in the Amended and Restated Memorandum and Articles of Association and to any lock-up agreements to which a shareholder may be a party, any shareholders may transfer all or any of their SAI Class A ordinary shares by an instrument of transfer in the usual or common form or any other form approved by the Board.

SAI Class B ordinary shares may be transferred only to a permitted transferee under the Amended and Restated Memorandum and Articles of Association and any SAI Class B ordinary shares otherwise will be converted into SAI Class A ordinary shares. See “— Optional and Mandatory Conversion.”

If the SAI Class A ordinary shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Amended and Restated Memorandum and Articles of Association on terms that one cannot be transferred without the other, the Board will refuse to register the transfer of any such SAI Class A ordinary shares without evidence satisfactory to them of the like transfer of such right, option, warrant or unit.

Liquidation

The SAI Class A ordinary shares and SAI Class B ordinary shares rank equally upon occurrence of any liquidation or winding up, in the event of which our assets will be distributed to, or the losses will be borne by, shareholders in proportion to the par value of the shares held by them.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder. The redemption of such shares will be effected in such manner and upon such other terms as we may, by special resolution, determine before the issue of the shares.

Variations of Rights of Shares

Subject to certain provisions of the Amended and Restated Memorandum and Articles of Association governing the SAI Class B ordinary shares, if at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights. Otherwise, any such variation will be made only with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

General Meetings of Shareholders

We will hold an annual general meeting at such time and place as our Board will determine. At least five calendar days’ notice shall be given for any general meeting. The Board, the chief executive officer or the chairman may call general meetings. The holders of a majority of the SAI ordinary shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of the Class B Shares shall be required in any event.

Inspection of Books and Records

The Board will determine whether, to what extent, at what times and places and under what conditions or regulations our accounts and books will be open to the inspection of our shareholders, and no shareholder will otherwise have any right of inspecting any account or book or document except as required by the Companies Act or authorized by shareholders in a general meeting.

Changes in Capital

We may from time to time by ordinary resolution, subject to the rights of holders of SAI Class B ordinary shares:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution will prescribe;

●	consolidate and divide all or any share capital into shares of a larger amount than existing shares;

●	sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the rights of SAI Class B ordinary shares, we may by special resolution reduce its share capital or any capital redemption reserve fund in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the laws of Cayman Islands. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

Preference Shares

The Amended and Restated Memorandum and Articles of Association will authorize 10,000,000 preference shares and provide that preference shares may be issued from time to time in one or more series. The board of directors of SAI will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board will be able to, without approval of holders of SAI Class A ordinary shares, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of the board of directors of SAI to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of SAI or the removal of existing management. Although it is not expected that we will issue any preference shares, we cannot assure you that it will not do so in the future.

Warrants

Set forth below is also a description of the SAI Warrants that are currently issued and outstanding. These are the same warrants issued and outstanding in connection with the TradeUP initial public offering (the “TradeUP IPO”).

Each whole warrant entitles the registered holder to purchase one SAI Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the TradeUP IPO and 30 days after April 29, 2022, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of SAI Class A ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any SAI Class A ordinary shares pursuant to the exercise of a warrant and have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the SAI Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the SAI Class A ordinary share underlying such unit.

We have agreed that as soon as practicable, but in no event later than twenty business days after the closing of the Business Combination, we will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the SAI Class A ordinary shares issuable upon exercise of the warrants, and will use commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those SAI Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if SAI Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b) (1) of the Securities Act, we may, at our option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, it will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the SAI Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of SAI Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of SAI Class A ordinary shares underlying the warrants, multiplied by the excess of the “Fair Market Value” (defined below) less the exercise price of the warrants by (y) the Fair Market Value and (B) 0.361. The “Fair Market Value” as used in this paragraph shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $16.50

Once the warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the SAI Class A ordinary shares equals or exceeds $16.50 per share (including adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the SAI Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those SAI Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable, we may exercise our redemption rights even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the SAI Class A ordinary shares may fall below the $16.50 redemption trigger price (including adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

No fractional SAI Class A ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of SAI Class A ordinary shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the SAI Class A ordinary shares pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the SAI Class A ordinary shares, we will use our commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A ordinary shares issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding SAI Class A ordinary shares is increased by a capitalization or share dividend paid in SAI Class A ordinary shares to all or substantially all holders of SAI Class A ordinary shares, or by a split-up of SAI Class A ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of SAI Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding SAI Class A ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase SAI Class A ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of SAI Class A ordinary shares equal to the product of (i) the number of SAI Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for SAI Class A ordinary shares) and (ii) one minus the quotient of (x) the price per SAI Class A ordinary share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for SAI Class A ordinary shares, in determining the price payable for SAI Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of SAI Class A ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the SAI Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of SAI Class A ordinary shares on account of such SAI Class A ordinary shares (or other securities into which the warrants are then convertible), other than (1) as described above, (2) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the SAI Class A ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution, does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of SAI Class A ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (3) to satisfy the redemption rights of the holders of SAI Class A ordinary shares in connection with a proposed initial business combination, (4) to satisfy the redemption rights of the holders of SAI Class A ordinary shares in connection with a shareholder vote to approve an amendment to the current memorandum and articles of association that would affect the substance or timing of its obligation to provide for the redemption of public shares in connection with an initial business combination or to redeem 100% of our public shares if it has not consummated an initial business combination within 18 months from the closing of this offering, or (5) in connection with the redemption of public shares upon failure to complete an initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each SAI Class A ordinary share in respect of such event.

If the number of outstanding SAI Class A ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of SAI Class A ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of SAI Class A ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding SAI Class A ordinary shares.

Whenever the number of SAI Class A ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of SAI Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of SAI Class A ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding SAI Class A ordinary shares (other than those described above or that solely affects the par value of such SAI Class A ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding SAI Class A ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the registered holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the SAI Class A ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of SAI Class A ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The warrants were issued in registered form under a warrant agreement between VStock Transfer, LLC, as warrant agent, and TradeUP. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of: (1) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this proxy statement/prospectus, or defective provision; (2) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement; or (3) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants. You should review a copy of the warrant agreement, which was filed as an exhibit to the registration statement for the TradeUP IPO for a complete description of the terms and conditions applicable to the warrants, and is filed as an exhibit hereto.

The warrant holders do not have the rights or privileges of holders of Class A ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Enforceability of Civil Liability under Cayman Islands Law

SAI has been advised by Harney Westwood & Riegels LP, its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against SAI judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (2) in original actions brought in the Cayman Islands, to impose liabilities against SAI predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.